SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

AirNet Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

009417106

(CUSIP Number)

John Caple Bayside Capital, Inc. 1001 Brickell Bay Drive, 26th Floor Miami, FL. 33131 (305) 379-8686	with a copy to: Brooks B. Gruemmer McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-7700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 31, 2008

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009417106

(1)	Names of Reporting Persons.

AirNet Holdings, Inc.

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,934,137

(8) Shared Voting Power

(9) Sole Dispositive Power 1,934,137

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,934,137

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

16.0%

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No. 009417106

(1)	Names of Reporting Persons.

AirNet Acquisition, LLC

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,934,137

(8) Shared Voting Power

(9) Sole Dispositive Power 1,934,137

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,934,137

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

16.0%

(14)	Type of Reporting Person (See Instructions)

OO

CUSIP No. 009417106

(1)	Names of Reporting Persons.

Bayside AirNet Holdings, Inc.

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

AF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 1,934,137

(8) Shared Voting Power

(9) Sole Dispositive Power 1,934,137

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

1,934,137

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

16.0%

(14)	Type of Reporting Person (See Instructions)

CO

Item 1.            Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of AirNet Systems, Inc., an Ohio corporation (the “Company”). The principal executive offices of the Company are located at AirNet Systems, Inc., 7250 Star Check Drive, Columbus, Ohio 43217.

Item 2.	Identity and Background.

(a)-(c), (f) This statement is being filed by AirNet Holdings, Inc. (“AirNet Holdings”), a Delaware corporation, AirNet Acquisition, LLC (“AirNet Acquisition”), a Delaware limited liability company, and Bayside AirNet Holdings, Inc. (“Bayside AirNet Holdings”), a Delaware corporation. AirNet Holdings is a subsidiary of AirNet Acquisition. Bayside AirNet Holdings owns all of the voting equity of AirNet Acquisition and, therefore, Bayside AirNet Holdings may be deemed to have sole voting and investment power with respect to securities held by AirNet Acquisition, which has sole voting and investment power with respect to securities held by AirNet Holdings. Accordingly, Bayside AirNet Holdings and AirNet Acquisition may be deemed, for purposes of Rule 13d-3 of the Securities and Exchange Act of 1934, as amended (“Rule 13d-3”), the beneficial owner of shares held by AirNet Holdings. Although Bayside AirNet Holdings has sole voting and investment power with respect to the securities held by AirNet Acquisition, Bayside Opportunity Fund, L.P. (“Bayside Opportunity Fund”) provided the funding necessary to complete the acquisition of the shares and owns a nonvoting interest in AirNet Acquisition. AirNet Holdings, AirNet Acquisition, and Bayside AirNet Holdings are referred to herein as the “Reporting Persons.”

The Reporting Persons have to date engaged in no activities other than those incident to their formation. The principal business address of the Reporting Persons is 1001 Brickell Bay Drive, Miami, Florida 33131. Bayside Opportunity Fund is a Delaware limited partnership, and its principal business is as a private equity fund.  The principal place of business of Bayside Opportunity Fund, which also serves as its principal office, is 1001 Brickell Bay Drive, Miami, Florida 33131.

The name, business address, present principal occupation or employment, and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons is set forth in Schedule I hereto, which is incorporated herein by reference. Each person listed in Schedule I hereto is a citizen of the United States.

(d) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, none of the individuals named in Schedule I hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, none of the individuals named in Schedule I hereto, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 31, 2008, AirNet Holdings purchased 1,934,137 shares of Common Stock from the Company.  The total consideration paid for the shares was $5,424,924.97. AirNet Holdings obtained the funds necessary to complete the purchase pursuant to a loan from AirNet Acquisition, which obtained the

funds necessary to make the loan pursuant to a capital contribution from Bayside Opportunity Fund.    This capital contribution was funded from the working capital of Bayside Opportunity Fund and its affiliates. Bayside Opportunity Fund and its affiliates have access to short-term credit facilities, which Bayside Opportunity Fund uses in the ordinary course of its investing activities. Such credit facilities are repaid using capital commitments from limited partners of Bayside Opportunity Fund.

Item 4.	Purpose of Transaction.

On March 31, 2008, the Company announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with AirNet Holdings and its wholly-owned subsidiary, AirNet Acquisition, Inc. (“Merger Sub”), pursuant to which AirNet Holdings will acquire all outstanding shares of Common Stock of the Company for $2.81 per share in cash. The Company’s Board of Directors unanimously approved the transaction and has recommended that the Company’s shareholders approve the merger. The Company’s shareholders will vote on the proposed transaction at a special meeting to be held on a date to be announced. Completion of the merger is subject to various customary closing conditions, including the obtaining of any required regulatory approvals. The closing of this transaction is expected to occur during the second quarter of 2008, and is not subject to any financing contingencies.

Concurrent with entering into the Merger Agreement, on March 31, 2008, AirNet Holdings entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which the Company issued and sold to AirNet Holdings 1,934,137 shares of Common Stock of the Company.

Concurrent with the purchase of the 1,934,137 shares of Common Stock by AirNet Holdings, the Company and AirNet Holdings entered into a Registration Rights Agreement, dated as of March 31, 2008 (the “Registration Rights Agreement”), providing on demand and unlimited piggyback registration rights in favor of AirNet Holdings with respect to the 1,934,137 shares of Common Stock purchased from the Company.

The foregoing summaries of the Merger Agreement, the Subscription Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the text of such agreements included as exhibits to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) This Schedule 13D is being filed to report the ownership of 1,934,137 shares of Common Stock of the Company by AirNet Holdings, which represents 16.0% of the Company’s total Common Stock outstanding. AirNet Holdings is a subsidiary of AirNet Acquisition. Bayside AirNet Holdings owns all of the voting equity of AirNet Acquisition and, therefore, Bayside AirNet Holdings may be deemed to have sole voting and investment power with respect to securities held by AirNet Acquisition, which has sole voting and investment power with respect to securities held by AirNet Holdings. Bayside AirNet Holdings and AirNet Acquisition disclaim beneficial ownership of the shares of Common Stock beneficially owned by them, except to the extent of their pecuniary interest in such shares. The ownership percentages are calculated on the basis of 12,113,808 shares of Common Stock outstanding as of March 31, 2008, which includes the 10,179,671 shares of Common Stock outstanding as reported by the Company in its Form 10-K for the fiscal year ended December 31, 2007 as of March 25, 2008, and the issuance of the 1,934,137 shares of Common Stock pursuant to the Subscription Agreement.

To the best of the Reporting Person’s knowledge, none of the individuals named in Schedule I hereto beneficially own any Common Stock in the Company.

(c) Except for the transactions described in Item 4, during the last sixty days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons or the individuals named in Schedule I hereto.

(d), (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Merger Agreement, Subscription Agreement and Registration Rights Agreement, none of the Reporting Persons nor, to the best of their knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
1.

Agreement and Plan of Merger, dated March 31, 2008, by and among AirNet Acquisition, Inc., AirNet Holdings, Inc. and AirNet Systems, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 3, 2008).

2.	Subscription Agreement, dated March 31, 2008 between AirNet Systems, Inc. and AirNet Holdings, Inc. (incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on April 3, 2008).
3.	Registration Rights Agreement, dated March 31, 2008 between AirNet Systems, Inc. and AirNet Holdings, Inc. (incorporated by reference to Exhibit 4.2 to Form 8-K filed with the SEC on April 3, 2008).
4.	Joint Filing Agreement, dated April 10, 2008, between and among the Reporting Persons, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2008
AirNet Holdings, Inc. By: /s/ John Caple Name: John Caple Its: Vice President
AirNet Acquisition, LLC By: /s/ John Caple Name: John Caple Its: Vice President
Bayside AirNet Holdings, Inc. By: /s/ John Caple Name: John Caple Its: Vice President

Exhibit 4

Joint Filing Agreement

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13D with respect to the common stock, par value $0.01 per share, of AirNet Systems, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. The undersigned further agree that any amendments to such statement on Schedule 13D shall be filed jointly on behalf of each of them without the necessity of entering into additional joint filing agreements.

The undersigned further agree that each party hereto is responsible for timely filing of such statement on Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

The undersigned shall not be deemed to admit membership in a group by reason of entering into this Joint Filing Agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement on this 10th day of April, 2008.

AirNet Holdings, Inc. By: /s/ JohN Caple Name: John Caple Its: Vice President
AirNet Acquisition, LLC By: /s/ John Caple Name: John Caple Its: Vice President
Bayside AirNet Holdings, Inc. By: /s/ John Caple Name: John Caple Its: Vice President

Schedule I

Information Concerning the Directors and Executive Officers of

AirNet Holdings, Inc., AirNet Acquisition, LLC and Bayside AirNet Holdings, Inc.

The following table sets forth the (i) name, (ii) current principal occupation, and (iii) name, address, and principal business of the corporation in which the present occupation is conducted of each director and executive officer of AirNet Holdings, Inc. and Bayside AirNet Holdings, Inc.

AirNet Holdings, Inc.

Name	Current Principal Occupation	Name, Address, and Principal Business of the Corporation in Which the Present Occupation is Conducted

John Bolduc (officer and director)	Managing Director of Bayside Capital, Inc.	Bayside Capital, Inc., 1001 Brickell Bay Dr., Miami, FL 33131
John Caple (officer and director)	Principal of Bayside Capital, Inc.	Bayside Capital, Inc., 1001 Brickell Bay Dr., Miami, FL 33131

AirNet Acquisition, LLC

Name	Current Principal Occupation	Name, Address, and Principal Business of the Corporation in Which the Present Occupation is Conducted

John Bolduc (officer and director)	Managing Director of Bayside Capital, Inc.	Bayside Capital, Inc., 1001 Brickell Bay Dr., Miami, FL 33131
John Caple (officer and director)	Principal of Bayside Capital, Inc.	Bayside Capital, Inc., 1001 Brickell Bay Dr., Miami, FL 33131

Bayside AirNet Holdings, Inc.

Name	Current Principal Occupation	Name, Address, and Principal Business of the Corporation in Which the Present Occupation is Conducted

John Bolduc (officer and director)	Managing Director of Bayside Capital, Inc.	Bayside Capital, Inc., 1001 Brickell Bay Dr., Miami, FL 33131
John Caple (officer and director)	Principal of Bayside Capital, Inc.	Bayside Capital, Inc., 1001 Brickell Bay Dr., Miami, FL 33131